SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-31981

 NOTIFICATION OF LATE FILING

(Check One):

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K
☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:        December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   N/A

PART I.  REGISTRANT INFORMATION

Full name of registrant:	ENERTECK CORPORATION

Former name if applicable:	N/A

Address of principal executive office
(Street and number):	10701 Corporate Drive, Suite 150

City, State and Zip Code:	Stafford, Texas 77477

 Part II.  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our Annual Report on Form 10-K for the year ended December 31, 2022 cannot be filed within the prescribed time period without unreasonable effort or expense because we require additional time to complete the presentation of our financial statements to be included therein, and to insure adequate disclosure of certain information required to be included in the Annual Report. We expect to file the Annual Report on Form 10-K within the extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name:	Richard Dicks
Area Code and Telephone Number:	(281) 240-1787

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). ☒ Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Page 2 of 3

ENERTECK CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2023	By:	/s/ Richard Dicks
	Name:	Richard Dicks
	Title:	Chief Financial Officer

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS

(SEE 18 U.S.C. 1001).

Page 3 of 3